UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

12 October, 2012

Commission File Number: 000-54641
_____________________________________________________________________________________

MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X     Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No  X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

12 October 2012

MTG broadens availability of Viaplay service

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has made further improvements to its leading online pay-TV service Viaplay. The Group has extended Viaplay’s availability by making the service available on the Sony PlayStation®3 gaming console. Viaplay has also launched a new ‘Download-to-go’ service, which will make its content available to download for a period of 30 days on devices with the Apple iOS operating system.

All PS3™ users in Sweden, Denmark, Norway and Finland will now have access to Viaplay´s rental and pay-per-view service through their consoles. Viaplay’s complete subscription video-on-demand (SVOD) offering from a large number of local and international content providers will be made available to console users with a PlayStation®Plus subscription.

Viaplay is already available on a wide range of internet connected devices including personal computers, smartphones, tablets, Smart or connected TVs from Samsung, LG, Philips and Panasonic, as well as the Viaplay OTT box in Sweden, using a single Viaplay account. The Viaplay service was launched in the Nordic region in March 2011 and has rapidly established itself as the market leading provider of online pay-TV content.

Viaplay is also launching a ‘Download-to-go service’, which enables Viaplay users to download and access content offline on their iPhone or iPad for up to 30 days after the initial download. The service is an important step in Viaplay´s ambition to offer entertainment on an anytime and anywhere basis, The majority of Viaplay’s subscription video on demand content can now be accessed on a temporary download basis by Viaplay subscribers in the Nordic region.

Jørgen Madsen Lindemann, President and CEO of MTG, commented: “Viaplay is the next step in our pay-TV strategy and enables us to extend the reach and availability of our market leading pay-TV content offering. MTG’s goal has always been to provide our viewers with as much choice as possible, and to offer them the very best entertainment both at home and on the move. We are constantly developing our pay-TV services, making them better and more exciting by adding content, launching new channels and services, and expanding our customer base, in order to ensure that we will continue to be the home of entertainment into the future.”

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For further information, please visit www.mtg.se or contact:

Jørgen Madsen, President & Chief Executive Officer
Tel:	+46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:	+44 (0) 7768 440 414
Email:	investor.relations@mtg.se I press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG 's Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat's own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia's leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG 's Class A and 8 shares are listed on Nasdaq OMX Stockholm's Large Cap index under the symbols 'MTGA' and 'MTGB'.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 12 October 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 12 October, 2012	By:	/s/ Matthew Hooper

Name: Matthew Hooper

Title:	Head of Corporate Communications and Planning